November 1, 2024

Brian W. Kingston
Chief Executive Officer
Brookfield Real Estate Income Trust Inc.
250 Vesey Street, 15th Floor
New York, NY 10281

       Re: Brookfield Real Estate Income Trust Inc.
           Registration Statement on Form S-11
           Filed October 23, 2024
           File No. 333-282789
Dear Brian W. Kingston:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jason Goode